Exhibit 99.2

ICLICK INTERACTIVE ASIA GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 23, 2020

NOTICE IS HEREBY GIVEN that the annual general meeting of iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK) will be held on December 23, 2020 at 9:00 a.m. (Hong Kong time), or December 22, 2020 at 8:00 p.m. (New York time) at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, for the following purposes:

1.	To approve and ratify the appointment of Mr. Matthew Chu Pong Fong (whose resume is attached hereto as Exhibit A) as director of the Company; and

2.	To act upon such other matters as may properly come before the Company’s annual general meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed the close of business on November 23, 2020 (New York time) as the record date (the “Record Date”). Only holders of our ordinary shares, whether or not represented by American Depositary shares (the “ADS”), on the Record Date are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s Hong Kong office at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, Attention: Terence Li, by email to terence.li@i-click.com as soon as possible and in any event no later than 9:00 a.m., December 21, 2020 (Hong Kong time), or 8:00 p.m., December 20, 2020 (New York time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMORGAN CHASE BANK, N.A., (the “Depositary”) will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded. In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct JPMorgan Chase Bank, N.A., Hong Kong Branch, (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs. The Depositary will only vote or attempt to vote as you instruct and as further described below. Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline, such holder shall be deemed, and the Depositary is instructed to deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the deposited securities represented by the ADSs evidenced by such holder’s receipts as to which such instructions are so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given (a) if the Company informs the Depositary in writing (and the Company agrees to provide the Depositary with such information promptly in writing) that (i) it does not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless, with respect to such meeting, the Depositary has been provided with an opinion of counsel to the Company, in form and substance satisfactory to the Depositary, to the effect that (a) the granting of such discretionary proxy does not subject the Depositary to any reporting obligations in the

Exhibit 99.2

Cayman Islands, (b) the granting of such proxy will not result in a violation of Cayman Islands law, rule, regulation or permit and (c) the voting arrangement and deemed instruction as contemplated herein will be given effect under Cayman Islands law. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Wing Hong Sammy Hsieh
Wing Hong Sammy Hsieh
Chairman

Date: November 23, 2020

Exhibit A

Resume of Candidate for Director

Mr. Matthew Chu Pong Fong has served as our director since January 2020. Mr. Fong has more than 10 years of professional experience in auditing, corporate finance and financial management for both private and listed corporations. He held multiple financial leadership positions, including as a manager at a Hong Kong-based multi-strategy private investment fund, from 2015 to 2017, and the chief financial officer of Fornton Group Limited, a knitwear manufacturer, from 2011 to 2014. Mr. Fong also led teams in performing financial audit-related engagements including initial public offering and acquisition at Ernst & Young from 2007 to 2009. Mr. Fong obtained his bachelor degree in accountancy from The Hong Kong Polytechnic University in 2003 and is currently a fellow member of the Association of Chartered Certified Accountants.